UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of   October, 2013

Commission File Number: 000-51747

VioSolar Inc.
 (Translation of registrant’s name into English)

Kolokotroni 2A, 17563 Paleo Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F.

Form 20F ☑                                Form 40F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.   Yes ☐  No ☑

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

On October 29, 2013, in order to comply with Canadian securities regulations under National Instruments 51-102, 52-109, 52-110 and 58-101, as well as Multi-Lateral Instrument 51-105 the Company filed on SEDAR a Management’s Discussion and Analysis as well as certain schedules thereto, which documents are filed as exhibits to this Form 6-K.

Exhibits	Description
99.1	Management's Discussion And Analysis, Including Supplemental Exhibits.	Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIOSOLAR INC.
(REGISTRANT)

Date: December 10, 2013	By:	/s/ Rick Walchuk
Name: Rick Walchuk
Title: President and Chief Executive Officer